EXHIBIT K-2

            CP&L ANALYSIS OF THE ECONOMIC IMPACT OF A DIVESTITURE OF
                THE CP&L WESTERN REGION AND WESTERN CONTROL AREA
                                  OCTOBER 2000

     This study was undertaken by the management and staff of Carolina Power & Light Company ("CP&L"), a North Carolina corporation, and its affiliate, CP&L Service Company LLC ("Service Company"), a North Carolina limited liability company. Both CP&L and Service Company are wholly-owned subsidiaries of CP&L Energy, Inc., a North Carolina corporation ("Applicant" and "CP&L Energy"). The objective of this study is to quantify the economic impact of divesting CP&L of its electric assets and business in CP&L's Western Region, situated in western North Carolina. The Western Region's base of operations is located in Asheville, North Carolina.

                                EXECUTIVE SUMMARY
                                -----------------

     The study evaluates the increased costs or "lost economies" associated with divestiture of the Western Region, an historically important and integral segment of CP&L's electric business. The effect is the direct result of the increased costs or lost economies resulting from a spin-off or divestiture, estimated at $126.5 million in one-time costs, and additional costs of $51.7 million annually.

     In determining whether the projected lost economies incurred by a divestiture of a secondary utility system would be "substantial" under clause A of Section 11(b)(1) of the Public Utility Holding Company Act ("the Act"), the Commission historically has emphasized the consideration of four ratios that measure the projected increased costs associated with a divestiture as a percentage of four operating results: 1) divested business operating revenues;
2) divested business operating expenses or "operating revenue deductions"; 3) divested business gross income; and 4) divested business net income. See
                                                                     ---
Engineers Public Service Co., 12 SEC 41 (1942), rev'd on other grounds and
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remanded, 138 F. 2d 936 (DC Cir. 1943), vacated as moot, 332 US 788 (1947)
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("Engineers").
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     In Engineers, the Commission suggested that cost increases that equate to
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6.78% of operating revenues, 9.72% of operating revenue deductions, 25.44% of gross income, and 42.46% of net income comprise an "impressive basis for finding a loss of substantial economies" associated with a divestiture. 12 SEC at 59.
See also Ameren Corporation, Holding Co. Act Release No. 26809 (Dec. 30, 1997);
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New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997)
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(citing Engineers). More recently, in Dominion Resources, Inc., Holding Co. Act
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Release No. 27113 (Dec. 15, 1999), the Commission held, citing New England
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Electric System, 41 SEC 888 (1964), that cost increases resulting in a 4.8% loss
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of operating revenues, a 6% increase in operating revenue deductions (excluding federal income taxes), a 23.3% loss of gross income (before federal income taxes) and a 29.9% loss of net income (before taxes) would afford an "impressive basis for finding a loss of substantial economies."

                               THE WESTERN REGION
                               ------------------

     CP&L's Western Region has been an integrated and interconnected part of CP&L's system since the acquisition of Asheville Power & Light Company in 1926. The Western Region serves approximately 131,000 customers in seven counties, in and around the Asheville area. Western Region electric loads are served in the Western control area by 869 megawatts (winter rating) of generation, from three Western Region generating plants and by interconnections with the CP&L Eastern Control Area and other electric utilities in the Southeast, including Duke Power, Appalachian Power, the Tennessee Valley Authority, and Georgia Power. In 1999, the Western Region customers purchased 3.4 billion kiloWatt-hours of electricity, generating revenues of $221.9 million.

     The Western Region's load requirements are centrally dispatched by the CP&L Skaale Energy Control Center located in Raleigh, North Carolina.

                  ECONOMIES ACHIEVED THROUGH COMBINED FUNCTIONS
                  ---------------------------------------------

     Historically, CP&L has achieved substantial economies by integrating and coordinating Western Region activities within a single company system, combining functions such as management, procurement, materials management, customer service, information systems, finance, accounting, legal, engineering and construction services, system planning and operations, including day-to-day and hour-to-hour energy control and dispatch.

     Today, the CP&L Energy holding company system provides many of these same functions through its subsidiary Service Company, and CP&L continues to operate both its Eastern and Western control areas through a centralized system planning and operations department, including a centralized energy control center, and centralized transmission, distribution and engineering functions. All of these economies would be lost if the Western Region were required to be operated as a stand-alone utility.


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                             LOST ECONOMIES ANALYSIS
                             -----------------------

     The severance of CP&L's electric assets and business in the Western Region would result in increased annual operating costs for the resulting stand-alone company of approximately $51.7 million. These lost economies would result primarily from additional capital costs and annual operating and maintenance (O&M) costs in several categories including one-time transition costs associated with establishing a separate company, (hereinafter "Westco") .

     The projected $51.7 million in annually recurring lost economies would satisfy the thresholds established in Commission precedent. These lost economies would represent 18.32% of electric operating revenue, 25.36% of electric operating revenue deductions, 66.02% of electric gross income, and 142.78% of electric net income. The four operating results that represent the denominators in these ratios are defined as follows:

o "Electric operating revenue" refers to the sum of rate revenue and other revenue for the 12 months ended December 31, 1999 ($282.5 million).

o "Electric operating revenue deductions" refer to all electric operating expenses, including operating and maintenance expenses, administrative and general expenses, provisions for depreciation and amortization, appropriations to retirement and depletion reserves, rents, royalties, uncollectible customers' accounts, and taxes ($204.1 million).

o "Electric gross income" refers to the difference between electric operating revenue and electric operating revenue deductions ($78.4 million).

o "Electric net income" refers to electric gross income absent interest on mortgage bonds and other long-term debt, other interest charges, and amortization of acquisition adjustment and premium, discount and expense on debt ($36.3 million).

1.   ADDITIONAL CAPITAL COSTS

     CP&L and the Service Company estimate that the stand-alone entity, Westco, would incur one-time capital costs of $126.5 million to operate independently. These include headquarters costs ($10 million), procurement of additional generating capacity ($65 million), construction of an energy control center ($10


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million), a new customer service center [$10 million] and new investment in information technology systems ($27.5 million).

     Divestiture of the Western Region would necessitate a number of significant operating costs for generation and energy control system resources. The Western Region generation resources and load are currently controlled by the CP&L energy control center in Raleigh. A new energy control center would have to be built and staffed in the western area, duplicating the existing system planning and operations functions. North American Electric Reliability Council (NERC) requirements dictate that each control area maintain operating reserves sufficient to cover the loss of its largest unit. The Western Region is a NERC control area. The Western Region would not have sufficient resources on its own to accomplish this and would have to install or purchase additional generating capacity. Further, significant benefits associated with economic energy exchange between the east and west would be lost. The impact of these factors is summarized below:

     New Energy Control Center
          Capital Additions             $ 10 million
          Annual operating costs        $  3 million

     Additional Generating Capacity
          Capital Additions             $ 65 million
          Annual costs                  Not quantified 1

     Energy Transfers - annual costs
          West to East                  $  0.6 million
          East to West                  $ 16.0 million

     It would also be necessary to establish a state-of-the-art customer service center (comparable to the CSC that currently serves both CP&L's Eastern and Western Regions] in order to assure comparable high quality customer service and effective dispatch of transmission and distribution employees to connect new service lines, to perform regular maintenance, to respond to trouble calls and to make storm repairs. The estimated capital cost for a new customer service center is $10 million.

     Costs to implement new investments in information technology systems to support the headquarters, energy control center and customer service center are estimated at $27.5 million, and annually recurring costs are estimated at $4.9 million.


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1  If the new entity were to build rather than buy the additional generating capacity estimated in this study, then there would be additional substantial operating and maintenance costs incurred to maintain the physical assets.


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2.   ADDITIONAL O&M COSTS

     CP&L and the Service Company estimate that Westco, as a stand-alone entity, would incur additional annual costs of $18.3 million for executive positions, managers and staff positions that currently are "shared" with the Western Region by CP&L and the Service Company. The expected number of Westco employees would be about 500, requiring an incremental increase of 191 employees. Related costs would be incurred for hiring and recruitment, employee services, leadership development and training, office space, furnishings and equipment (including computers, identified as workpoint costs). These personnel related costs are estimated at $3.04 million annually. An additional $203,200 annually is estimated for costs incurred to support the Board of Directors' meetings and directors' fees and expenses.

3.   OTHER COSTS

     Based on recent experience and estimates obtained from knowledgeable sources, CP&L estimates that it would incur additional one-time costs to consummate the spin-off transaction approximating $4 million, as detailed below:

          Transactional Costs (one-time)

          Investment Banking Fees       $3.0 million
          Registration Costs            $0.1 million
          Attorney Fees                 $0.75 million
          Filing Fees                   $0.15 million
          -------------------------------------------
          Total                         $4.0 million


                            GENERAL STUDY ASSUMPTIONS
                            -------------------------

     The assumptions, information and data utilized in the analyses undertaken in this Study are based on the energy industry expertise and experience possessed by the management and staff of CP&L and Service Company. Employees with experience in the operations of the Western Region and Western Control Area were consulted and provided input. The Study's aggregate conclusions are the result of independent inputs and analyses from qualified individuals familiar with the company operations.

     CP&L and the Service Company analyzed major cost components that may be associated with a divestiture. The major cost components associated with a divestiture were identified, quantified, and included in the Study results. No


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estimates for the cost of capital were assumed or estimated. A more exhaustive analysis would probably produce additional costs and diseconomies, including the cost of capital, resulting from divestiture of Westco.

     The remainder of this section discusses the major assumptions that were employed in developing the Study.

     A. For the purposes of developing the impacts of a spin-off, it is assumed that the organization to be spun-off would operate as an independent, stand-alone company. Therefore, it will have all of the necessary management and personnel, along with the computer systems, facilities, equipment, materials and supplies required to operate as a stand-alone company.

     B. For the purpose of determining the staffing requirements of the stand-alone company, the guiding principle was that a sufficient number of employees be included in order to assure that all present functions applicable to the stand-alone organization are performed, and that the present level and quality of service remain unchanged.

     C. Labor costs are based on an assessment of straight-time, overtime, and pension and benefit costs for each employee of the stand-alone organizations. Benefit levels would remain unchanged.

     D. Unless otherwise discussed, the non-labor costs would remain essentially unchanged from those costs allocated to the organization to be spun-off.

     E. Annual facility costs relating to the additional employees required to maintain the current levels of service have been incorporated into the analyses.

     F. It is assumed that each organization will be subject to the regulation of the same state and federal agencies that presently regulate each organization.

     G. If there currently exists a contract for services from independent third-parties, the contract will continue for the spun-off organizations.

     H.   Only the categories of costs that are expected to change significantly


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          were analyzed. Clearly many other costs beyond those presented in this study will be impacted by a divestiture.

     I. At the time of divestiture of Western Region and Western Control Area, a release of Western Region properties from the existing bond indentures from Bank of New York would be required. New bond indentures would be written for the new company.

                              THE "ABC CLAUSE" TEST
                              ---------------------

     Under the "ABC" clauses of Section 11(b)(1) of the Act, a registered holding company can own "one or more additional integrated systems" if certain conditions are met. Specifically, the Securities and Exchange Commission must find that (A) the additional system "cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system," (B) "the additional system is located in one state or adjoining states," and (C) "the combination of systems under the control of a single holding company is not so large . . . as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation."

     If the Commission were to find that the CP&L Western Region is a discrete "integrated system" (which conclusion Applicant contends is not the correct conclusion, given the historical interconnection and coordination of CP&L Eastern and Western Region operations since the early days of the 20th century), the Commission must also find that Applicant satisfies all three tests of the ABC Clause with retention of control of the CP&L Western Region by the CP&L Energy holding company system.

     Under Clause A, this study demonstrates that substantial economies would be lost by divestiture. Clause B is easily satisfied; the Western Region and the Eastern Region are both located in a single state, North Carolina. Finally, as history has proved, the Clause C test is also satisfied, as the CP&L Eastern Region and Western Region have been combined and operated with no impairment of localized management, efficient operation, or the effectiveness of regulation. Indeed, this study demonstrates that divestiture of the Western Region would likely result in less efficient operations than are currently enjoyed with the current combined condition, and the creation of a new stand-alone company would increase the burden of the State regulatory commission.


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                                   CONCLUSION
                                   ----------

     This study demonstrates substantial increased costs or "lost economies" would be the price of divestiture of the Western Region, an historically important and integral segment of CP&L's electric business. The effect is the direct result of the increased costs or lost economies resulting from a spin-off or divestiture, estimated at $126.5 million one-time costs, and annual costs of $ 51.7 million.

     Moreover, divestiture and creation of a new stand-alone company would impose additional administrative and financial burdens on local, State and Federal regulatory and taxing authorities and agencies, thus imposing additional societal costs and burdens that are not imposed by operation of the Western Region as part of the combined operations of CP&L.

     Therefore, divestiture would not serve the public interest or the interests of CP&L shareholders or customers. The Commission should find that retention of control of the Western Region by CP&L Energy satisfies the "ABC Clause" tests of
Section 11(b)(1) of the Act, and that retention is in the public interest.

#88697 - Retention DRAFT